Vancouver, B.C. (April 6, 2006). Atna announces that Pinson Mining Company (PMC) will increase its interest in the Pinson property in Nevada to seventy percent (70%). Under the terms of the agreement, PMC must spend US$30 million on further exploration and development of the property to back-in to a 70% interest. Completion of qualifying expenditures would result in formation of a 70:30 joint venture with PMC holding the 70% interest. If Pinson fails to make US$30 million of qualifying expenditures within 3 years Atna will regain a 70% interest.

Atna’s President, David Watkins, said “Atna has discovered an exceptional amount of gold at Pinson and created an opportunity to build a gold mine in a short time period. Atna shareholders will benefit from the $30 million being spent to add value to the project. The Pinson Mining Company’s expenditures will reduce Atna’s risk and capital requirements and may create an opportunity to participate in a larger operation. The Pinson Mining Company decision to back-in exhibits confidence that the Pinson project may satisfy Barrick’s operating threshold. Barrick is a well established and reputable operator in the district and can be relied upon to do an excellent job as our partner. The Pinson property is bound to play a key role in the growth of Atna as a gold exploration and mining enterprise”.

Revised Pinson Resource Estimate

Atna has recalulated the February 2005 resource estimate to include drill results received by January 2006. Measured and indicated resources increased to 712,000 ozs (compared to 467,000 ozs in February 2005). The average grade of those ounces increased from 0.34 opt to 0.42 opt. Ogee zone resources are mainly in measured and indicated categories and could provide early high grade minable material. In the upper portion of the Range Front zone (above the 4,200-foot level) mineralization in the measured and indicated categories increased from 240,000 tons to 270,000 tons and the grade increased from 0.33 oz/t to 0.44 oz/ton. Additional holes in the Range Front and Ogee Zones completed after this resource estimate are reported below. No additional drilling was done the CX zone and results are unchanged from February 2005.

Pinson Project Revised Resource Estimate
Measured and Indicated Resources (0.20 oz/ton Au cutoff)
Area	Resource Category	Short Tons (x 1,000)	Gold Grade (oz/ton Au)	Contained Ounces Gold (x 1,000)
Ogee Zone	Measured	201.0	0.647	130.2
	Indicated	131.0	0.654	85.4
	Measured+Indicated	331.0	0.650	215.6
Range Front Zone	Measured	176.4	0.341	60.2
	Indicated	437.9	0.479	209.8
	Measured+Indicated	614.3	0.439	270.0
CX Zone	Measured	319.0	0.300	97.0
	Indicated	427.0	0.300	130.0
	Measured+Indicated	746.0	0.300	226.0
Total Ogee, Range Front, & CX Zones	Measured	696.4	0.413	287.4
	Indicated	995.9	0.427	425.2
	Measured+Indicated	1692.3	0.421	712.6
Compared to February 2005 Estimate of M+I	Measured+Indicated	1,467.0	0.320	467.0

Pinson Project Revised Resource Estimate
Inferred Resources (0.20 oz/ton Au cut-off)
Area	Resource Category	Short Tons (x 1,000)	Gold Grade (oz/ton Au)	Contained Ounces Gold (x 1,000)
Ogee Zone	Inferred	17.0	0.765	13.0
Range Front Zone	Inferred	2,422.0	0.353	855.7
CX Zone	Inferred	658.0	0.280	185.0
Total Ogee, Range Front, & CX Zones	Inferred	3,097.0	0.340	1,053.7
Compared to February 2005 Inferred Estimate	Inferred	3,889.0	0.330	1,273.0

The mineral resource estimates above were calculated utilizing the commercial software, Surpac Vision Version 5.1, for both the revision of the upper Range Front and the Ogee zone. Grade shells (0.1 oz/ton or above) were constructed utilizing geolgic cross sections and 15-foot level plans. Drill data within the grade shells was composited into 5-foot assay intervals to build a block model of the material within the grade shell constraints. The grade distribution within the block model was calculated using the Inverse distance weighted estimation algorithm. Each block within the model is a 10 foot cube. Resource blocks within the shell were classified as Measured (blocks within 50 feet of a drill hole data point), Indicated (blocks within 50 to 100 feet of a drill hole data point) and Inferred (blocks within 100 to 150 feet of a drill hole data point). The projections from drill hole data points is consistent with projections made in the original resource estimate for the property by R. Sim and first published in February 2005 and supported by a Technical Report filed in March 2005 with Sedar.

The reader is cautioned that the mineral resources are not mineral reserves and therefore do not have any demonstrated economic viability at the present time. Additionally, the reader must recognize that the resource estimate is based upon a series of preliminary assumptions and does not represent an economic analysis for this project or for the mineral resources tabulated above. Atna has used industry standard methods and general cost estimates from operating mines in Northern Nevada, with similar ore type, exploitation methods, metallurgy, and milling characteristics to formulate the revised resource estimate with a base case of 0.20 oz/ton cutoff.

Additional Drill Results

A significant number of drill holes from recent drilling had not been assayed prior to the cut-off date for inclusion in the resource revision. Drill hole results received since the resource recalculation was completed include the following:

Ogee Zone Drill Hole Results
Drill Hole	From (ft)	To (ft)	Length - ft (m)	Au opt (g/t)
UGOG-021	76.0	110.8	34.8 (10.6)	0.744 (25.5)
UGOG-022	659.0	676.2	17.2 (5.2)	0.831 (28.5)
and	743.1	748.3	5.2 (1.6)	0.370 (12.7)
UGOG-023	136.0	152.5	16.5 (5.0)	0.286 (9.8)
UGOG-024	189.0	200.5	11.5 (3.5)	0.232 (7.9)
UGOG-025	266.5	302.5	36.0 (11.0)	0.554 (19.0)
UGOG-026	153.5	158.5	5.0 (1.5)	0.218 (7.5)
UGOG-029	117.3	126.0	8.7 (2.7)	0.350 (12.0)
UGOG-031	173.0	188.0	15.0 (4.6)	0.632 (21.7)
UGOG-032	526.0	532.4	6.4 (1.9)	0.423 (14.5)
UGOG-034	489.0	533.4	44.4 (13.5)	0.677 (23.2)

Range Front Zone Drill Hole Results
Drill Hole	From (ft)	To (ft)	Length - ft (m)	Au opt (g/t)
APRF-251	589.0	599.0	10.0 (3.1)	0.457 (15.7)
and	623.5	639.4	15.9 (4.8)	0.133 (4.6)
and	672.5	705.0	32.5 (9.9)	0.376 (12.9)
APRF-258	551.0	562.5	11.5 (3.5)	0.569 (19.5)
APRF-269	410.0	425.0	15.0 (4.6)	0.232 (8.0)
APRF-277	90.0	150.0	60.0 (18.3)	0.219 (7.5)
APRF-284	605.0	680.0	75.0 (22.9)	0.648 (22.2)
APRF-285	405.0	445.0	40.0 (12.2)	0.109 (3.7)
UGRF-005	186.0	203.0	17.0 (5.2)	0.884 (30.3)
UGRF-006	334.0	364.8	30.8 (9.4)	0.804 (27.6)

This press release and the mineral resource calculation were prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release. All analytical results in this news release are from samples prepared and assayed by BSI Inspectorate Laboratories in Reno, Nevada, an independent ISO certified analytical laboratory. All gold analyzes were completed using standard fire assay methods with appropriate replicate and analytical standards to ensure high quality control and quality assurance. ALS Chemex in Reno, Nevada re-analyzes all mineralized intervals to verify assays reported by BSI Inspectorate.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com